

05/16/2016
FP: truCrowd

G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777

OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

THE COMPANY

1. Name of issuer: G-Ride, Inc (An Illinois Benefit Corporation)

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

    1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
    2. Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
    3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
    4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
    5. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
    6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? □ Yes ☑ No
    Explain:

DIRECTORS OF THE COMPANY

Name: **Stephen M. Cutter Jr. (LinkedIn)**   Dates of Board Service: 5.14.2016 - Present

Principal Occupation: Owner/President
Employer: G-Ride, Inc   Dates of Service: 5.14.2016 - Present
Employer's principal business: Green Ride Share App

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

This is Stephen's first position with G-Ride



OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Green Wave Energy, Inc
Employer's principal business: LED Light Retrofitting
Title: President/CEO   Dates of Service: 4.12.2015 – Present
Responsibilities: Sales, Marketing, Project management, Inventory, Accounting, HR

Employer: PSS Companies
Employer's principal business: Pipeline Supply Chain
Title: Branch Manager/Sale   Dates of Service: 06/24/13 – 04/20/2015
Responsibilities: Sales, Management, Inventory, Customer Service

Employer: Apex Supply Inc.
Employer's principal business:
Title: Dates of Service: 05/20/2009 - 05/24/2013
Responsibilities: Management, Development, Sales, HR, Customer Service, Inventory Control, Logistics, Accounting

OFFICERS OF THE COMPANY

Name: **Adam Haldorson (LinkedIn)**   Dates of Service: 5.14.2016 - Present
Title: Financial Planner and Strategist
Responsibilities: Financial Modeling, Pricing Strategy, Revenues Management

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

This is Adam's first position with G-Ride

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Ford Motor Credit
Employer's principal business: Lending
Title: Actuary Analyst   Dates of Service: 2006 -Present
Responsibilities: Determine Credit Worthiness of Loan applicants

Name**: Rowan Richards (LinkedIn)**   Dates of Service: 5.14.2016 - Present
Title: Chief Development Officer
Responsibilities: Business Development



OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

This is Rowan's first position with G-Ride

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: PCD Instructor Roosevelt University
Employer's principal business: Education
Title: Instructor   Dates of Service: 07/2015 -Present
Responsibilities: Teaching, Planning

Employer: Assembelize
Employer's principal business: Business Development Consultant
Title: President/CEO   Dates of Service: March 2015 – Present
Responsibilities:

Name: **Jai Joseph (LinkedIn)**

Title:	Financial Planner and Strategist	Dates of Service: 5.14.2016 - Present
Responsibilities:	Financial Modeling, Pricing Strategy, Revenues Management	

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

This is Jai's first position with G-Ride

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Ford Motor Credit
Employer's principal business: Lending
Title: Actuary Analyst   Dates of Service: 2006 -Present
Responsibilities: Determine Credit Worthiness of Loan applicants

Name: **Branko Trajkowski (LinkedIn)**

Title:	CTO	Dates of Service: 5.14.2016 - Present
Responsibilities:	Develop and maintain the app.	

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

This is Branko's first position with G-Ride

05/16/2016
FP: truCrowd

G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777



OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Claxi on Demand Taxi App
Employer's principal business: Ride Share app
Title: Founder   Dates of Service: 2008 -Present
Responsibilities: CEO and President

Employer: Bransys
Employer's principal business: Software Development
Title: CEO   Dates of Service: 2008 -Present
Responsibilities:

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Steve Cutter		**34%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

G-Ride is a company that will strive to excel in the business of operating an efficient and reliable eco-friendly ride-for-a-fee company that provides a superior level of personalized service by contracting with highly qualified independent drivers.

The drivers will be summoned into service through the use of a state of the art mobile app which will dispatch a vehicle and driver when a customer requests a need for transportation or for a delivery of goods.

The unique characteristics that set G-Ride apart from the competition are:

- Our energy-saving electric and hybrid vehicles are designed to help diminish carbon emissions while reducing this country's dependence on oil.
- Drivers will have franchise options which will lead to the opportunity for investment in the business and employee satisfaction, while also having the option to be an independent contractor if preferred.
- Riders will be pleased in knowing that their choice in vehicular transportation is the most Eco friendly on the market and gives back to the community and planet.

G-Ride is confident of the following attributes that it demonstrates as keys to its success:

The current supply for ride sharing and delivery services in an eco friendly manner is virtually untapped.
This company will offer the most incentives and benefits to drivers and riders:



OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

- Investment options available for qualified drivers to invest in the company and earn a higher income
- Car dealer partnerships offering drivers the ability to purchase a hybrid or electric vehicle with substantial discounts
- First all green focused ride sharing company on the market in Chicago
- Competitive rates with no surge zones
- Ability to earn residual bonus money for drivers and riders
- Helps bring attention to the vehicular environmental movement and catapult it forward by marketing this to millions of people.
- Will offer a "green raffle" system, in which riders can opt to pay an extra dollar per ride to have a chance at winning an electric vehicle for themselves. (one car raffled off every 25,000 tickets sold)
- One tree will be planted for every 1 ride
- Drivers will accrue vacation time based on hours driven

G-Ride will begin its operation in 2015. The inspiration for the company was the realization that there is a need for a company that can establish an Uber-style Green taxi service that can provide an eco-friendly solution to the growing population and transportation needs of the Chicagoland area. The company will be headquartered in the city of Chicago in the state of Illinois. The company has every intention to expand to a global level.

G-Ride anticipates launching in the first quarter of 2016 in the Chicagoland area. G-Ride is targeting 925 franchise investors and 6,000 drivers by the end of the first year. G-Ride anticipates following the growth of the hybrid/electric car industry reaching 3,000 franchisees and upwards of 19,000 drivers 36 months after launch. Additionally, in 2017 G-Ride will expand into at least five new markets and aims to be operational in the top 25 cities in the U.S in 2019.

G-Ride will coordinate worker productivity with increasing market demand to ensure continued company growth and development. Its approach emphasizes the individual participation of every employee and member of this organization and the total process of building the company to acquire an ever-increasing market share. By guiding and helping employees with knowledge and awareness, it will build a solid foundation for achieving its most ambitious goals. G-Ride realizes that this is an ideal time to establish its business in this expanding industry and move forward in a steady progression over the next five years. Some of the highlights of its strategy are here briefly summarized:

- G- Ride has the most driver/rider benefits of any ride sharing company in the market
- Profitability is attained by knowing the current climate of the ride share demand and meeting the needs on a superior level., while also offering new vehicle uses such as delivery and pick up along with ride share
- With its strategy and budget in place, sales are expected to multiply rapidly and the company expects to become one of the leaders in the industry.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

05/16/2016
FP: **truCrowd**

G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777



OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(1)   Uber/Lyft can put a green button on their app.

(2)   Uber/Lyft can plant a tree with every ride.

(3)   Different legal parameters surrounding the industry.

(4)   Other new companies adopt our model.

(5)   Insurance regulation

(6)   Safety screening

(7) Possible Bad PR

THE OFFERING

9.   What is the purpose of this offering?

The target amount will help us with the first three months of operations. Basically, we will be able to start G-Ride and grow slower. On the other hand, the maximum offering amount will help us focus on expanding and growing the business for the next twelve months.

05/16/2016
FP: truCrowd

G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777



OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold (3 Mo)	If Maximum Offering Amount Sold (12 Mo)
Total Proceeds	**$278,066**	**$999,362**
Less: Offering Expenses (FP Fees)	$19,466	$69,962
Net Proceeds	**$258,600**	**$929,400**
Use of Net Proceeds		
A. Marketing	$25,000	$150,000
B. Bonuses/Promotions	$25,000	$150,000
C. Data Storage/Computer	$15,000	$60,000
D. Office Space	$3,600	$14,400
E. Licenses (TNP)	$25,000	$25,000
F. Insurance Down Payment	$75,000	$75,000
G. Salaries	$40,000	$260,000
H. Legal	$5,000	$35,000
I. App Development/ Maintenance	$20,000	$80,000
J. Customer Service/Tech Support	$20,000	$60,000
K. Additional Reserves	$5,000	$20,000
Total Use of Net Proceeds	**$258,600**	**$929,400**

11.   How will the issuer complete the transaction and deliver securities to the investors?

We will enter into agreement with Colonial Stock Transfer (http://www.colonialstock.com/) and they will issue electronic stock certificate and will be the holder of the shareholders records.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business

05/16/2016
FP: truCrowd



G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777

OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The holders of shares of Common Stock are entitled to one vote for each share on all matters on which the holders of Common Stock are entitled to vote. There is no cumulative voting for the election of directors. **Subject to the right of the Board to contribute a portion of the earnings of the issuer toward the furtherance of the public purpose of the preservation of the environment, as set forth in the articles of organization of the issuer as a Benefit Corporation** the holders of the Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore. Because the Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation or dissolution after payment or provision is made for all liabilities and the preferential liquidation rights of any shares of preferred stock then outstanding. The holders of Common Stock have no pre-emptive rights to purchase any shares of any class of stock. Additionally, all outstanding shares of Common Stock are, and the shares of Common Stock to be issued by the Company pursuant hereto shall be upon payment therefore, fully paid and non-assessable.

14.   Do the securities offered have voting rights?   ☑ Yes ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:
_____

16.   How may the terms of the securities being offered be modified?
The terms of the By-Laws of the issuer provide that the terms of the securities being offered cannot be modified subsequent to the issuance of such securities without the consent of a majority of the holders of such securities. The terms of subsequently issued securities shall be determined by and approved by the majority of Directors of issuer.

05/16/2016
FP: truCrowd

G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777



OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference): N/A			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Common Stock:	10,000,000	1,000	☑ Yes ☐ No	☐ Yes ☑No Specify:
Debt Securities: N/A Other: N/A			☐ Yes ☐ No	☐ Yes ☐ No Specify:
	Securities Reserved for			

05/16/2016
FP:  truCrowd

G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777

OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

Class of Security	Issuance upon Exercise or Conversion
Warrants:	
Options:	
Other Rights:	
N/A	
N/A	

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

N/A. G-Ride, Inc has one class of securities.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? □ Yes ☑ No Explain:

G-Ride, Inc has one class of securities.

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

N/A. G-Ride, Inc has one class of securities.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely, VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

05/16/2016
FP: truCrowd



G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777

OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: ***5/16/2016 – 9/13/2016***



VALUATION
The 5 Methods Used
$ 719,935
$ 1,008,000
$ 10,707,741
$ 4,064,457
$ 28,110,586
Scorecard Method
Check-List Method
Venture Capital Method
DCF with LTG
DCF with Multiples

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Weights
of the 5 methods
33%
34%
11%

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).



VALUATION
The Average Pre-Money valuation is:
$ 5,298,395
Lower Bound
$ 2,870,000
Higher Bound
$ 7,730,000

The pre-money valuation for this offering is set at **$5,200,000**.

05/16/2016
FP: truCrowd



G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777

OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, you probably won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that you think is bad and puts your interest in the company at risk. You may see the majority owner running the company into the ground. You can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

You have limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While you would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

☐ additional issuances of securities,

☐ issuer repurchases of securities,

☐ a sale of the issuer or of assets of the issuer or

☐ transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms

05/16/2016
FP: **truCrowd**



G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777

OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

N/A $ N/A   % N/A

25.   What other exempt offerings has the issuer conducted within the past three years?

No other exempt offerings.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No: to all four situations.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   □ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

We are a startup with team and energy to make G-Ride mission reality. On 5.17. 2016 we will deposit $4,500 into our checking account.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:





G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777

OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

PARO, INC.
1165 N. CLARK, SUITE 501
CHICAGO, IL 60610
T: 872-216-7276

To the Stockholders
G-Ride, Inc.

We have reviewed the accompanying financial statements of G-Ride, Inc., which comprise the balance sheet as of May 15, 2016, and the related statements of income. Reports were neither provided nor reviewed for the statement of changes in stockholders' equity and cash flows for the period then ended, or the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Paro, Inc.

Paro, Inc.
Chicago, IL
May 17, 2016

05/16/2016
FP: truCrowd



G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777

OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

G-Ride Inc.

Income Statement

Revenue	YTD 5/15/2016	Comment
Total Revenue	-	

Expenses		
Incorporation Expenses	275	
Total Expenses	275	1 item: Incorporation fees expensed as incurred

Net Income	(275)	

Balance Sheet

Assets	5/15/2016	
Total Assets	-	

Liabilities		
Amount Due to Shareholders	275	1 item: Accounts Payable - Incorporation fees owed
Total Liabilities	275	

Equity		
Retained Earnings	(275)	
Total Equity	(275)	

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

05/16/2016
FP: truCrowd



G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777

OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

        in connection with the purchase or sale of any security? □ Yes □ No
        involving the making of any false filing with the Commission? □ Yes □ No
        arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor
of purchasers of securities?   □ Yes ☑ No
If Yes to any of the above, explain: _____

- 2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

-     in connection with the purchase or sale of any security? □ Yes ☑ No;
-     involving the making of any false filing with the Commission? □ Yes ☑ No
-     arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor

of purchasers of securities?   □ Yes ☑ No
If Yes to any of the above, explain: _____

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

-     at the time of the filing of this offering statement bars the person from:
        association with an entity regulated by such commission, authority, agency or officer?
        □ Yes ☑ No
        engaging in the business of securities, insurance or banking?
        □ Yes ☑ No
        engaging in savings association or credit union activities?
        □ Yes ☑ No
-     constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? □ Yes ☑ No

If Yes to any of the above, explain: _____

05/16/2016
FP: truCrowd



G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777

OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

4.   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? □ Yes ☑ No
- places limitations on the activities, functions or operations of such person?
  □ Yes ☑ No
- bars such person from being associated with any entity or from participating in
  the offering of any penny stock?   □ Yes ☑ No
  If Yes to any of the above, explain: _____

5.   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?   □ Yes ☑ No

•

(ii) Section 5 of the Securities Act? □ Yes ☑ No
If Yes to either of the above, explain: _____

6.   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? □ Yes ☑ No
If Yes, explain: _____

7.   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? □ Yes ☑ No

If Yes, explain: _____

8.   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or

05/16/2016
FP: truCrowd



G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777

OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

any other material information presented to investors; and
such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

In the Documents section of the Offering (listed here), it is attached the full valuation report.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

_____

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:

_____

The issuer must continue to comply with the ongoing reporting requirements until:

§   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
§   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
§   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
§   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
§   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

05/16/2016
FP:  truCrowd

G-Ride, Inc
155 N Upper Wacker Dr
Chicago, IL 60606
815-274-6777

OFFERING STATEMENT

$0.52/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	534,743	$278,066	5.35%	5.08%
Maximum Amount	1,921,849	$999,362	19.22%	16.12%

Open for 120 days: *5/16/2016 – 9/13/2016*

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
Add § 240.12g-6 to read as follows:

(2)   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
§   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;
§   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
§   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days